GenVec-Diacrin Proposed Merger

Filed by GenVec, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject company: GenVec, Inc

Commission File No. 333-105320

                This filing relates to a proposed merger between GenVec, Inc. ("GenVec") and Diacrin, Inc. ("Diacrin") pursuant to the terms of an Agreement and Plan of Reorganization and an Agreement and Plan of Merger, each dated as of April 14, 2003 by and between GenVec and Diacrin.

                On July 30, 2003, GenVec made the following presentation:

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Filed by GenVec, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject company: GenVec, Inc

Commission File No. 333-105320

This filing relates to a proposed merger between GenVec, Inc. (“GenVec”) and Diacrin, Inc. (“Diacrin”) pursuant to the terms of an Agreement and Plan of Reorganization and an Agreement and Plan of Merger, each dated as of April 14, 2003 by and between GenVec and Diacrin.

On July 30, 2003, GenVec made the following presentation:

GenVec-Diacrin Proposed Merger

Forward-Looking Statements

The presentations made during this meeting and other statements by GenVec may include forward-looking statements within the meaning of the Private Securities Litigation Reform Act with respect to the pending merger with Diacrin, product candidates under development, future expenses, future levels of available cash and investments, and other future financial or business performance, conditions, strategies, expectations or goals.  All statements that are not descriptions of historical facts are forward-looking statements, based on management’s estimates, assumptions and projections that are subject to risks and uncertainties.  These statements can generally be identified by the use of forward-looking terminology such as “believes,” “expects,” “intends,” “may,” “will,” “should,” or “anticipates” or similar terminology.  Actual results could differ materially from those currently anticipated due to a number of factors, including risks relating to the early stage of product candidates under development; risks relating to GenVec’s ability to identify and enter into agreements with potential collaborative partners; uncertainties relating to clinical trials; dependence on third parties; risks that anticipated reductions in expenses from our reduction in workforce and other cost-cutting efforts will not materialize; uncertainties as to whether our anticipated merger with Diacrin will be consummated and the risk that anticipated economies of scale and other benefits of the merger will not materialize; future capital needs; risks relating to the commercialization, if any, of our product candidates (such as marketing, regulatory, patent, product liability, supply, competition and other risks); and delays in completing the Diacrin merger.  Additional important factors that could cause actual results to differ materially from our current expectations are identified in our SEC filings.  We will not update any forward-looking statements to reflect new, changing or unanticipated events or circumstances that occur after the date on which the statement is made, except as may be required by applicable law or regulation.

Merger: Additional Information

GenVec has filed a registration statement with the SEC under the Securities Act of 1933, which contains a joint proxy statement/prospectus of GenVec and Diacrin with respect to the merger and the parties also have filed other relevant materials with the SEC.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GENVEC, DIACRIN AND THE MERGER.  The registration statement, joint proxy statement/prospectus and other relevant material, and any other document filed by GenVec and Diacrin with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.

In addition, investors and security holders may obtain free copies of the documents filed with the SEC by GenVec by directing a request to: GenVec, Inc., 65 W. Watkins Mill Road, Gaithersburg, MD 20878, Attn: Corporate Secretary.  Investors and security holders may obtain free copies of the documents filed with the SEC by Diacrin by contacting Diacrin at Building 96 13th Street, Charlestown, MA 02129.

GenVec, Diacrin and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of GenVec and Diacrin in favor of the merger.  Information about the executive officers and directors of GenVec and Diacrin their ownership of GenVec common stock and Diacrin common stock is set forth in the joint proxy statement/prospectus, which was filed with the SEC on July 24, 2003.  Certain directors and executive officers of GenVec and Diacrin may have direct or indirect interests in the merger, which also are described in the registration statement.  Shareholders of GenVec and Diacrin holding approximately 17% and 35% of the respective company’s shares have agreed to vote their shares in favor of the merger.

[GENVEC LOGO]

Gene-based medicine at the site of disease

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[DIACRIN LOGO]

GenVec/Diacrin Advantages

•  $45M in cash and investments at closing

•  $10M revenues expected in 2003

•  Cash burn of $15 to $18M per year

•  Multiple products in clinical testing (Phase 1 and Phase 2)

•  Government-funded vaccine collaborations

•  Internal manufacturing capability

•  Differentiated technology platform

•  Recent achievement of clinical and business milestones

Experienced Management Team

Paul Fischer, Ph.D. – President and CEO, GenVec

Jeff Church – CFO, GenVec

Michael Egan – COO, Diacrin

Dave Robinson – VP Commercial Development, GenVec

Rick King, Ph.D. – VP Research, GenVec

Jon Dinsmore, Ph.D. – Sr. Dir. Transplantation Research, Diacrin

Paul Kessler, M.D. – Sr. Dir. Clinical Affairs, GenVec

George FitzGerald, Ph.D. – Assoc. Dir. Regulatory Affairs, Diacrin

Bryan Butman, Ph.D. – VP Quality and Analytical Sciences, GenVec

Abdellah Sentissi, Ph.D. – Sr. Dir. QC/QA, Diacrin

Rob Tenerowicz – VP Clinical Supplies & Process Development, GenVec

Roger Gay, Ph.D. – Sr. Dir. Process Development, Diacrin

Marge Meyer – Sr. Dir. Human Resources/Admin, GenVec

New Board of Directors

Paul Fischer, Ph.D.  – President and CEO of GenVec since 1995, formerly with Oncologix, Inc., Pfizer, Inc. and University of Wisconsin

Thomas H. Fraser, Ph.D. – Board Chairman – former CEO and Director of Diacrin, formerly with Repligen Corporation and Upjohn Corporation

Barbara Franklin – Barbara Franklin Enterprises, former Secretary of Commerce under Pres. George H. W. Bush

Wayne Hockmeyer, Ph.D. – Founder and Chairman, former President and CEO of MedImmune, Inc.

Zola Horovitz, Ph.D. – Formerly with Bristol-Meyers Squibb Pharmaceutical Group and the Squibb Institute for Medical Research

William Kelley, M.D. – Former EVP of the University of Pennsylvania, CEO of the University’s Medical Center, and Dean of the School of Medicine

Stelios Papadopoulos, Ph.D. – Managing Director, Investment Banking, SG Cowen Securities, formerly with Paine Webber, Donaldson, Lufkin & Jenrette

Joshua Ruch – Founder, Chairman and CEO Rho Capital Partners, formerly with Salomon Bros. and Bache Halsey Stuart, Inc.

Harold Werner – Founded HeathCare Ventures in 1985, former Director of New Ventures at Johnson & Johnson Development Corporation

GenVec/Diacrin Business Objectives

•                                          Commercialize TNFerade™ for cancer in North America, targeting end of 2006

•                                          Grow the cash-flow positive vaccine program and expand internal manufacturing at Diacrin’s Charlestown facility

•                                          Advance our remaining therapeutic portfolio through strategic alliances

Commercialization Goals

Product	2003	2004	Manufacturing	N. America	RoW

TNFerade™ – Oncology	Esophageal Pancreatic Rectal	Pivotal Trial(s) New Indication(s)	Clinical Supplies (Targeted Genetics) Launch Product from Diacrin Facility	Co/Co 2006 Launch	Royalties Right to Manufacture

Product	2003	2004	Manufacturing	N. America	RoW

TNFerade™ — Oncology	Esophageal Pancreatic Rectal	Pivotal Trial(s) New Indication(s)	Clinical Supplies (Targeted Genetics) Launch Product from Diacrin Facility	Co/Co 2006 Launch	Royalties Right to Manufacture

Vaccine Program HIV, SARS Malaria, Dengue	Funded Research NIH US Navy	Clinical Trials NIH Navy	Process Development Tech Transfer & Scale-up Contract with NIH	Royalties Right to Manufacture	Royalties Right to Manufacture

Product	2003	2004	Manufacturing	N. America	RoW

TNFerade™ — Oncology	Esophageal Pancreatic Rectal	Pivotal Trial(s) New Indication(s)	Clinical Supplies (Targeted Genetics) Launch Product from Diacrin Facility	Co/Co 2006 Launch	Royalties Right to Manufacture

Vaccine Program HIV, SARS Malaria, Dengue	Funded Research NIH US Navy	Clinical Trials NIH Navy	Process Development Tech Transfer & Scale-up Contract with NIH	Royalties Right to Manufacture	Royalties Right to Manufacture

AdPEDF — Macular Degeneration	Ongoing Ph 1 Trial Seeking Partner	Ph 2 Trial	Clinical Supplies From Diacrin Facility	Co/Co 2008 Launch	Outlicense Right to Manufacture

Product	2003	2004	Manufacturing	N. America	RoW

TNFerade™ — Oncology	Esophageal Pancreatic Rectal	Pivotal Trial(s) New Indication(s)	Clinical Supplies (Targeted Genetics) Launch Product from Diacrin Facility	Co/Co 2006 Launch	Royalties Right to Manufacture

Vaccine Program HIV, SARS Malaria, Dengue	Funded Research NIH US Navy	Clinical Trials NIH Navy	Process Development Tech Transfer & Scale-up Contract with NIH	Royalties Right to Manufacture	Royalties Right to Manufacture

AdPEDF — Macular Degeneration	Ongoing Ph 1 Trial Seeking Partner	Ph 2 Trial	Clinical Supplies From Diacrin Facility	Co/Co 2008 Launch	Outlicense Right to Manufacture

BIOBYPASS® — Coronary Artery Disease (CAD)	Positive Data Ph 2 in CAD Seeking Partner	Catheter-based Pivotal Trial	Clinical Supplies From Diacrin Facility	Royalties Right to Manufacture	Royalties Right to Manufacture

Product	2003	2004	Manufacturing	N. America	RoW

TNFerade™ — Oncology	Esophageal Pancreatic Rectal	Pivotal Trial(s) New Indication(s)	Clinical Supplies (Targeted Genetics) Launch Product from Diacrin Facility	Co/Co 2006 Launch	Royalties Right to Manufacture

Vaccine Program HIV, SARS Malaria, Dengue	Funded Research NIH US Navy	Clinical Trials NIH Navy	Process Development Tech Transfer & Scale-up Contract with NIH	Royalties Right to Manufacture	Royalties Right to Manufacture

AdPEDF — Macular Degeneration	Ongoing Ph 1 Trial Seeking Partner	Ph 2 Trial	Clinical Supplies From Diacrin Facility	Co/Co 2008 Launch	Outlicense Right to Manufacture

BIOBYPASS® — Coronary Artery Disease (CAD)	Positive Data Ph 2 in CAD Seeking Partner	Catheter-based Pivotal Trial	Clinical Supplies From Diacrin Facility	Royalties Right to Manufacture	Royalties Right to Manufacture

Cell Therapy — Congestive Heart Failure (CHF)	Ongoing Ph 1 Trial Seeking Partner	Expanded Clinical Evaluation	Clinical Supplies from Diacrin Facility	Royalties Right to Manufacture	Collaboration in Place in Japan

Technology Platform Advantages

•         Gene-based protein delivery

•         Applicable for therapeutic products

•         Applicable for vaccine development

•         Common manufacturing processes for our products

•         Localized, low-dose drug delivery

•         Cell-based therapeutics

•         Applicable to severe heart disease

•         Ability to remodel tissues

•         Localized delivery

Technology for Therapeutics and Vaccines

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Adenovector

Insert DNA for therapeutic protein

Insert DNA for antigenic protein

Therapeutic Candidate

Vaccine Candidate

Locally Administered

TNFerade™ for Oncology

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•       Intratumoral delivery of TNFα to improve safety and effectiveness

•       Use with standard of care

•  Radiation

•  Chemotherapy

•         Ongoing Phase 2 studies

•  Locally advanced pancreatic cancer

•  Non-metastatic esophageal cancer

•         Broad potential use for other cancers

•  Rectal, head and neck, sarcomas

•  Palliative treatment

•       60% of cancer patients receive radiation

TNFerade™ Development Summary

•         Core Objectives

•  Obtain commercial approval by the end of 2006

•  Identify additional indications

•  Target broader use with standard cancer therapy

•         Core Strategy

•  Identify possible indications for rapid approval, determine dosing regimen and move forward with pivotal trials

•  Identify additional indications in Phase 1/2 studies

•  Avoid drug supply as a critical path item

•  Establish internal manufacturing capability for commercial launch

2003 Objectives for TNFerade

•         Establish dosing regimen and indications for pivotal trials

•  Pancreatic - dose escalation complete; trial design ongoing; awaiting efficacy data

•  Esophageal – dose escalation ongoing

•  Palliation – define target patient population and trial design ongoing

•       Complete Phase 1 trial in soft tissue sarcoma

•         Produce Phase 3 material – technology transfer at Targeted Genetics ongoing

TNFerade™ in Combination with
Radiation Therapy: Ph 1 Summary

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Tumor Types Responding:

•                  breast

•                  rectal

•                  melanoma

•                  lung

•                  pancreas

•                  hepatocellular

•                  sarcoma

•                  head/neck

•                  colon

•                  bladder

•                  adrenal

•                  billiary

Tumor shrinkage demonstrated in 22 of 30
treated and evaluable patients
(73% response rate )

Clinical Response to TNFerade™ and
Radiation Therapy

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Pre-treatment metastatic breast cancer	End of treatment	3 months post-treatment Tumor eradicated

Phase 1 Study in Soft Tissue Sarcoma

•                  Well tolerated with no dose limiting toxicities

•                  TNFerade™ plus radiation resulted in an overall objective tumor response rate of 85% (11 of 13 patients)

•                  100% objective response rate at highest dose of TNFerade™ (6/6)

•                  Complete response in 2 of 13 patients

•                  Very large tumors responded

- Presented at ASCO Annual Meeting, June 2003

Pancreatic Cancer: Preliminary Results

•                  TNFerade™ dose escalation phase ongoing

•                  First 17 patients from initial two cohorts (4 x 109, 4 x 1010 pu)

•                  Repeated intratumoral injections of TNFerade™ combined with continuous infusion 5-FU and radiation were well tolerated.

•                  TNFerade™ administered by endoscopic ultrasound (EUS) or percutaneous injection (PCI)

•                  Local tumor control in 11 of 17 patients (4 PR, 2 MR, 5 SD)

•                  Two patients converted from inoperable to operable disease with negative margins including one complete pathological response

•                  Progressive metastatic disease in 7/17 patients within 3 months

- Presented at ASCO Annual Meeting, June 2003

Ongoing Trial in Esophageal Cancer

•                  TNFerade™ dose escalation phase ongoing

•                  Establish dose when used in combination with radiation therapy, fluorouracil and cis-platinum

Dose	Expected patients	Status
4x10[8] pu	6	4 / 6
4x10[9] pu	6	0 / 6
4x10[10] pu	6	0 / 6

2004 Objectives for TNFerade

•                  Initiate at least one randomized, controlled pivotal trial in esophageal cancer, pancreatic cancer or for palliation

•                  Initiate additional Phase 1/2 studies to expand potential uses

•                  Establish TNFerade™ production capability at Diacrin facility

BIOBYPASS® for

Coronary Artery Disease (CAD)

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•                  Narrowing of coronary arteries results in poor blood flow

•                  BIOBYPASS® is designed to stimulate new blood vessel formation, and improve blood flow

•                  Positive Phase 2 data presented at November 2002 AHA Annual Meeting

Randomized, Controlled Phase 2 Study

•                  Severe heart disease (“no option”) patients

•                  BIOBYPASS® administered directly into the heart muscle in a surgical procedure

•                  Significant clinical benefits

•                  Exercised longer on treadmill

•                  Exercised longer before EKG changes

•                  Improved quality of life

•                  Well tolerated

•                  No evidence of significant drug related adverse events

•                  Benefits sustained for at least 6 months

- Presented at AHA Annual Meeting, Nov. 2002

Improved Ability to Exercise

Time to Chest Pain	Total Exercise Duration
p = 0.006 p = 0.002	p = 0.01 p = 0.014

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Weeks Post Treatment

Development of BIOBYPASS®

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•                  Feasibility of catheter-based delivery demonstrated

•                  Form collaboration to advance clinical development

•                  Meet with the FDA on trial design

•                  Initiate randomized, placebo-controlled study using injection catheter

Age-Related Macular Degeneration (AMD)

•                  Wet AMD - growth of tiny blood vessels under the retina that leak fluid, distorting vision and causing scarring.

•                  Over 200,000 Americans have wet AMD

•                  Strong commercial interest in new treatments for AMD

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AdPEDF to Treat AMD

•                  Multiple modes of action

•                  Inhibits new blood vessel formation

•                  Causes abnormal blood vessels to regress

•                  Stabilizes photoreceptors

•                  Effective and well tolerated in preclinical studies

•                  Multiple routes of administration

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AdPEDF Development Overview

•                  Phase 1 trial in patients with severe age-related (wet) macular degeneration ongoing

•                  Dose escalation trial design

•                  Accrual in first four cohorts completed

•                  Phase 2 trial to assess efficacy and safety in AMD patients being designed for possible initiation in early 2004

•                  Strategic alliance to advance development being sought

Myoblasts for Cardiac Repair

•                  Use patient’s own cells to repair the damage caused by myocardial infarctions

•                  Effective in animal models

•                  Phase 1 testing ongoing to evaluate safety and feasibility

•                  Extended clinical evaluation to assess improvement in functional parameters

Proposed Merger of GenVec and Diacrin

•                  Announced April 15, 2003

Combined Company

• Develop TNFerade™
• Expand vaccine business
• Form product partnerships
• Operating horizon into 2006

GenVec		Diacrin

• Strong clinical pipeline		•	$43 million in cash as of 3/31/03
• Growing vaccine business	+	•	Product candidate for heart disease
• Proprietary technology and production know-how		•	Manufacturing facility and quality infrastructure

•                  Expected closing 3Q03 subject to shareholder approval

GenVec — Post Merger
Financial Projections

•                  Revenue from funded R&D contracts at $10M per year

•                  Cash burn of $15 to $18M per year

•                  Operating horizon extended well into 2006 without additional equity financing

•                  Supplement internal product development efforts with strategic alliances/partnerships

•                  Five programs for partnering opportunities

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